SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: 18 November 2010
Commission file number: 001-14958
NATIONAL GRID plc

(Registrant’s Name)
1-3 Strand
London
WC2N 5EH

(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934. Yes  ☐                No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENTS ON FORM F-3 (FILE NO. 333-160013) AND ON FORM S-8 (FILE NO.S 333-155527, 333-149828, 333-107727, 333-103768, 333-97249, 333-65968, AND 333-33094) OF NATIONAL GRID PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID plc

By:	/s/ David C Forward
David C Forward
Assistant Secretary

Date: 18 November 2010

ANNEX 1 - SUMMARY
FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934
Announcement sent to the London Stock Exchange on 18 November 2010:-
National Grid plc
1-3 Strand, London, WC2N 5EH,
United Kingdom

‘National Grid plc
Half year report for the six months ended 30 September 2010 (unaudited)’

18 November 2010
National Grid plc
Half year report for the six months ended 30 September 2010 (unaudited)
HIGHLIGHTS
•	Strong first half performance
•	Pre-tax profit[1] up 45%

•	Earnings per share[1] up 5% [4]

•	Operating cash flow[2] of £1,933m, up 20%

•	Capital investment[3] of £1.7bn, up £122m
•	8% increase in the rebased interim dividend
•	Regulatory progress in the US
•	new rate agreements for Massachusetts gas companies

•	rate filing nearing completion in New York
•	Completed £3.2bn rights issue
•	UK Transmission capex increased to £627m

•	Net debt down £2.9bn from 31 March 2010
•	Well positioned for 2010/11
FINANCIAL RESULTS FOR CONTINUING OPERATIONS

	Six months ended 30 September
(£m, at actual exchange rate)	2010	2009	% change

Business performance[1]
Operating profit	1,509	1,149	31
Pre-tax profit	938	649	45
Earnings	656	554	18
Earnings per share	20.3p	19.4p4	5

Statutory results
Operating profit	1,581	1,404	13
Pre-tax profit	971	944	3
Earnings	760	696	9
Earnings per share	23.5p	24.4p4	(4)

Dividend per share	12.90p	11.94p5	8

Steve Holliday, Chief Executive, said:
“I am pleased with our operating and financial performance in the first half of the year. Operating profits were up 31% on last year. This is driven by strong performance in all our businesses and the continued growth of our asset base. This period’s profit growth is additionally driven by timing impacts, as we had a significant under-recovery of revenues in the first half of last year. In line with our policy, we are increasing the rebased interim dividend by 8%. We are making steady progress in the US with our process of filing for required improvements in our various rate plans and we await the outcome in New York.
We have increased our capital programme, investing where we are confident we can earn attractive returns. We welcome the announcement of the new RIIO regulatory regime in the UK with the focus on investment and innovation. We are already benefitting from the current incentive schemes and expect to see more of these under RIIO. We are confident that our strategy will continue to deliver essential changes in our energy landscape while creating significant value for shareholders and wider stakeholders”.

[1] For definition of business performance results see footnote on page 5.

[2] Operating cash flow from continuing operations before exceptional items, remeasurements, stranded cost recoveries and taxation.

[3] Capital investment including investment in joint ventures.

[4] Prior year EPS and weighted average number of shares adjusted to reflect scrip dividends and rights issue bonus element, refer to note 6 on page 26.

[5] Prior year interim dividend of 13.65p rebased to reflect rights issue bonus element, refer to note 8 on page 27.

National Grid
2010/11 Half Year Financial Information

CHIEF EXECUTIVE’S REVIEW
National Grid has made a good start to what is expected to be a strong financial year.
We are delivering continued high standards of safety across all of our businesses, with a 16% reduction in our 12 month rolling average employee injury frequency rate compared to September 2009. We have also delivered improvements in customer satisfaction in our UK and US distribution businesses.
We have made real progress on our priorities for 2010/11: delivering our increasing investment programme in a disciplined manner; progressing with our US regulatory filings; and continuing to drive efficiency across the business.
Our £3.2bn rights issue, completed in June, provides funding for the projected increase in investment in our UK Transmission business over the next five years. We have started to invest increased amounts in our UK Transmission business compared to last year. We are on target to complete our Isle of Grain Phase III investment and the BritNed link in this financial year.
From 2 November, we have new rate agreements in our Massachusetts gas businesses and expect the result of the upstate New York electric filing in January 2011. As a result of the gas rate case decision in Massachusetts, we now have full or partial decoupling across 67% of our US regulated business along with new capital and bad debt trackers. These elements are important in enabling our businesses to consistently deliver the returns we wish to achieve.
The regulatory regime in the UK governs the remuneration of around £14bn of our expected total investment of £22bn to 2015. The proposals for the development of this regulatory regime were published in July and we are encouraged by many elements of these proposals.
We continue to drive efficiencies through the business, achieving increased procurement savings and making further progress towards our targeted KeySpan merger synergy savings.
On 4 October we announced that Steve Lucas is retiring from National Grid after 10 years as Finance Director of National Grid and formerly Lattice Group plc. The Board is grateful to Steve for his significant contribution during his years with the Company and is also delighted to welcome Andrew Bonfield as Finance Director from 1 November.
October marked the 75th anniversary of the UK’s high voltage electricity grid which forms the basis for the National Grid that we know today. We are celebrating this notable milestone and we are proud that National Grid today retains the spirit of innovation and excellence of those early pioneers.
Investment and Funding
In the first half of the year we have invested £1.7bn of which £1.1bn was in the UK. We continue to increase investment in our UK regulated businesses. We anticipate an increased spend across a number of new projects in the UK in the second half of the year and we remain on track for a significant increase in our capital investment programme for the full year: principally in our regulated UK Electricity Transmission business. We ensure, before any investment is undertaken, that we are clear how and when it will be remunerated.
Net debt has decreased by £2.9bn from 31 March 2010 to £19.2bn reflecting the receipt of £3.2bn from our rights issue in June.
Our net finance costs for this period have increased by £70m to £574m. This reflects the impact of UK inflation on our index linked debt, compared to deflation in the same period last year, partly offset by a reduction in net pension interest. In order to manage our cash resources efficiently we have utilised around £900m of cash in buying back our debt securities and repaying bank loans early. We are taking

National Grid
2010/11 Half Year Financial Information

advantage of the opportunity to buy back debt in order to optimise near term financing costs whilst retaining the balance sheet capacity to fund the increasing capital investment programme in the medium term.
We are committed to financing our business in a manner consistent with maintaining an efficient balance sheet and optimising our cost of capital. Our UK operating companies have low single A credit ratings and we expect our key credit metric for the current year to be comfortably above the minimum level required for these. Since March, Moody’s Investor Services, Fitch Ratings and Standard & Poor’s have all reaffirmed our credit ratings with stable outlook.
Regulation Update
We are in a time of significant changes to the UK energy supply, generation and demand landscape. This presents many new challenges to the energy industry. On 26 July, Ofgem announced their proposals for the evolution of the UK regulatory framework. These proposals are designed to regulate the network companies that will be helping to meet these new challenges and undertaking the required step up in regulated network investment. Future price controls will be for eight years and will encourage the regulated companies to determine and then deliver the outputs that customers and the industry need. This new “RIIO” (Revenue = Incentives + Innovation + Outputs) framework will apply to our UK regulated businesses from April 2013. We are encouraged by the proposals and believe that the RIIO framework can offer the opportunity for us to earn attractive returns on our investments by delivering the outputs that customers want in an innovative and efficient manner.
We expect to see further consultation on the application of the RIIO framework to the upcoming transmission and gas distribution price controls (RIIO-T1 and RIIO-GD1) in December with a conclusion by Ofgem on the strategy for those reviews in March 2011. The initial proposals on the first RIIO price controls are expected in July 2012.
We are committed to achieving acceptable returns from our US businesses. Working towards this goal, we continue to make progress on our rate case filings. On 2 November we received a satisfactory decision from the Massachusetts Department of Public Utilities (MADPU) in relation to our filings for new rates in our Massachusetts Gas businesses. We were awarded an increase in revenues of $58m, based on a 9.75% return on equity and a 50% common equity ratio. Importantly, a number of mechanisms including decoupling, true ups of pension costs and the commodity element of bad debts and a capital investment tracker were also approved. In addition, late yesterday the recommendation of the administrative law judges in the Niagara Mohawk electric rate case was published and we are currently reviewing this document. All parties now have the opportunity to file exception briefs in December and we expect the New York Public Service Commission (NYPSC) to make its decision on rates for next year in January 2011.
During this year’s rate filings, questions over the allocation of our US service company costs have been raised. We have engaged The Liberty Consulting Group (Liberty) to undertake a comprehensive and independent review of related financial records, processes and policies. Three of the four state commissions, the Rhode Island Public Utilities Commission, the NYPSC and the MADPU, have announced that they will undertake their own reviews of service company costs as well. We will make the findings of the Liberty review available to all of our regulators when we receive the results which we expect by the end of the financial year.
On 20 May 2010 the Governor of Rhode Island signed into law a bill which requires regulated utilities to decouple revenues from energy usage and to expand efficiency programmes. This legislation will also enable us to collect, starting from April 2011, the costs of infrastructure capital investment programmes for our electric distribution business, annual vegetation management and inspection and maintenance (I&M) expenses. In addition, the legislation allows for the recovery and annual collection of an expanded capital investment programme effective from April 2011 for our Gas Distribution business. We filed for decoupling on 18 October and plan to file proposals for the annual reconciliation mechanisms by the end of the year.

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2010/11 Half Year Financial Information

As reported at our full year results for 2009/10, we continue to evaluate options to allow us to exit both our gas and electricity distribution businesses in New Hampshire, which together represent less than 2% of our US rate base.
Efficiency Programmes
We remain on track to deliver our targeted KeySpan merger synergy savings of $200m a year and as at 30 September 2010 we had achieved a run rate of $182m. In June we consolidated our US transmission and both US gas and electric distribution control centres into the newly renovated Northborough, MA facility. We continue to drive procurement costs down through a combination of leveraging National Grid’s scale, unit price reductions and decreasing the number of suppliers. Compared to the same period last year, our controllable costs (excluding bad debts, pension and other post employment benefit costs) were 1% lower. Our global procurement initiative has delivered over £40m of savings, mainly capital, in the 6 months to September 2010.
DIVIDEND
The Board has approved an 8% increase in the interim dividend to 12.90p per ordinary share ($1.0239 per American Depositary Share) in line with our policy of targetting 8% growth until March 2012. This interim dividend has been calculated using a rebased figure for the 2009/10 interim dividend of 11.94p (actual 13.65p). This is derived by applying a ratio of 1.1427 to the interim dividend for 2009/10 reflecting the bonus element of the rights issue. The interim dividend is to be paid on 19 January 2011 to shareholders on the register as at 3 December 2010. A scrip dividend alternative will again be offered.
OUTLOOK
We expect to deliver both strong operational and financial performance this year. In particular we expect a substantial improvement in our Gas Distribution business, where timing related items negatively impacted our 2009/10 performance.
The very strong performance of our Electricity Distribution and Generation business and our Transmission business in the first half of the year was primarily driven by timing related items combined with benefit from hot weather. Some timing impacts were expected for these businesses given the under-recovery during the previous year. The hot weather has resulted in approximately £33m of additional revenues in our non-decoupled electricity distribution businesses which are not timing related.
Net debt at March 2011 is expected to be significantly lower than at March 2010 due to the rights issue, partly offset by the net cash outflow driven by the increased investment programme. This, together with a reduction in pensions interest and continued low interest rates, is expected to benefit the financing charge. However, the recent pick up in inflation is expected largely to offset this benefit due to the impact on RPI linked bonds, leaving the full year financing charge marginally below last year’s figure.
Capital expenditure for the current year, including investment in joint ventures, is now expected to be around £3.7bn.
Overall we are well positioned to deliver another year of strong performance.

National Grid
2010/11 Half Year Financial Information

BASIS OF PRESENTATION
Unless otherwise stated, all financial commentaries are given on a business performance basis6 at actual exchange rates. Business performance represents the results for continuing operations before exceptional items, mark-to-market remeasurements of commodity contracts and financial instruments that are held for economic hedging purposes but did not achieve hedge accounting, and US stranded cost recoveries. Commentary provided in respect of results after exceptional items, mark-to-market remeasurements and US stranded cost recoveries is described as ‘statutory’.
REVIEW OF RESULTS AND FINANCIAL POSITION
Operating profit was £1,509m, up 31% on the prior period (up 31% on a constant currency basis7). This was primarily driven by good performance and timing related items across all of our businesses and particularly by hot weather impacting our Electricity Distribution and Generation business.
Net finance costs were £574m, 14% higher than the prior period, reflecting RPI inflation compared to deflation in the corresponding period last year impacting the accretion on index linked bonds, partly offset by lower net pension charges and lower net debt levels as a result of the rights issue. Profit before tax was up 45% to £938m. The tax charge on profit was £279m, £186m higher than the prior period, with the first half tax charge reflecting the geographical and seasonal split of our earnings and the non-recurrence of some discrete items. For the full year we expect our effective tax rate to be around 30%. Earnings were up £102m on the prior period at £656m. Earnings per share increased 5% from 19.4p (restated) in the first half last year to 20.3p despite the dilutive impact of the rights issue in June.
Exceptional items and remeasurements for continuing operations and stranded cost recoveries increased statutory earnings by £104m after tax. A detailed breakdown of exceptional items, remeasurements and stranded cost recoveries can be found on page 23. After these items and non-controlling interests, statutory earnings for continuing operations attributable to shareholders were £760m. Statutory basic earnings per share from continuing operations were 23.5p compared with 24.4p (restated) for the prior period.
Operating cash flows from continuing operations, before exceptional items, remeasurements, stranded cost recoveries and taxation, were £1,933m, £326m higher than the prior period.
Capital investment8 in our continuing businesses was £1.7bn, in line with our plans for the year.
Net debt fell to £19.2bn at 30 September 2010 compared with £22.1bn at 31 March 2010, reflecting the receipt of £3.2bn of cash from the rights issue and the impact of the weakening of the US dollar-pound exchange rate on our dollar denominated debt partly offset by capital investment.
Further information about our principal risks and uncertainties for the next six months of the financial year is provided in Note 14 on page 29.

[6] Business performance results are the primary financial performance measure used by National Grid, being the results for continuing operations before exceptional items, remeasurements and stranded cost recoveries. Remeasurements comprise gains or losses recorded in the income statement arising from changes in the fair value of commodity contracts and of derivative financial instruments to the extent that hedge accounting is not achieved or is not fully effective. Stranded cost recoveries are costs associated with historical generation investment and related contractual commitments that were not recovered through the sale of those investments. Further details are provided in Note 3 on page 23. A reconciliation of business performance to statutory results is provided in the consolidated income statement on page 22.

[7] ‘Constant currency basis’ refers to the reporting of the actual results against the prior period results which, in respect of any US$ currency denominated activity, have been translated using the average US$ exchange rate for the six months ended 30 September 2010, which was $1.52 to £1.00. The average rate for the six months ended 30 September 2009 was $1.55 to £1.00.

[8] Capital investment including investment in joint ventures.

National Grid
2010/11 Half Year Financial Information

REVIEW OF TRANSMISSION OPERATIONS

Summary results	Six months ended 30 September
(£m)	2010	2009	% change

Revenue and other operating income	1,904	1,826	4
Operating costs	(954)	(978)	(2)
Depreciation and amortisation	(226)	(211)	7
Operating profit – actual exchange rate	724	637	14
Operating profit – constant currency	724	639	13

Operating profit by geographical segment	Six months ended 30 September
(£m, at constant currency)	2010	2009	% change

UK	645	549	17
US	79	90	(12)
Operating profit	724	639	13

Capital investment	Six months ended 30 September
(£m, at actual exchange rate)	2010	2009	% change

UK	627	561	12
US	133	99	34
Capital investment	760	660	15

Transmission operating profit was up 13% to £724m at constant currency. Net regulated income increased by £109m, largely driven by the partial recovery in the UK of under-recovery from prior years (‘K’), higher gas demand and a change to our gas transmission billing profile. US timing items contributed an additional £6m operating profit in the period. Depreciation and amortisation charges increased by £14m following the step up in our capital investment programme. Other net items reduced operating profit by £16m. The period on period movement in exchange rates had a £2m positive impact on operating profit.
Capital investment in Transmission was £760m, 15% higher than the same period last year. On 18 October we awarded an 8-year tunnelling contract for our London cables replacement project, worth approximately £200 million, to Costain for the construction of two deep cable tunnels. Investment in our US transmission networks includes investment on the New England East-West Solution project, where we are allowed an enhanced Federal Energy Regulatory Commission return on equity of 12.89%.
The capital investment programme is partly driven by the connection of new sources of generation. In the first six months of the year in UK electricity transmission, we have made new connection offers for generation totalling 13.2GW and new connection offers were signed for 5.9GW of offshore and 700MW of onshore wind generation. This increases total new connection offers that have been signed between May 2009 and the half year end to 28.7GW. In our quarterly connections update at the start of November we reported that we expected around 27GW of new generation to connect to our system by the end of 2015 and 42GW by 2020.
The one year ‘rollover’ process for the current transmission price controls (TPCR4) has started and preparation for the next full UK Transmission Price Control Review (formerly TPCR5, now RIIO-T1) is underway. We are now entering into detailed consultations with our stakeholders to shape the business plan that we will submit to Ofgem next year. We expect to receive Ofgem’s strategy document including further detail on financial issues in December.

National Grid
2010/11 Half Year Financial Information

REVIEW OF GAS DISTRIBUTION OPERATIONS

Summary results	Six months ended 30 September
(£m)	2010	2009	% change

Revenue and other operating income	1,854	1,767	5
Operating costs	(1,326)	(1,331)	-
Depreciation and amortisation	(204)	(183)	11
Operating profit – actual exchange rate	324	253	28
Operating profit – constant currency	324	250	30

Operating profit by geographical segment	Six months ended 30 September
(£m, at constant currency)	2010	2009	% change

UK	383	385	(1)
US	(59)	(135)	56
Operating profit	324	250	30

Capital investment	Six months ended 30 September
(£m, at actual exchange rate)	2010	2009	% change

UK capex	82	104	(21)
UK repex	247	233	6
US	213	204	4
Capital investment	542	541	-

Gas Distribution operating profit increased by 30% at constant currency during the period to £324m. Net regulated income was up £24m mainly driven by an increase in US revenues following customer growth and rate changes provided in our New York rate plans. In the US, where the vast majority of annual revenue is collected in the second half of the year, a start to the reversal of last year’s underrecovery contributed to a number of US timing items which gave a positive £59m variance year on year. Bad debts reduced by £18m and other expense items were £27m higher, including a £19m increase in depreciation. Compared to the same period last year our controllable operating costs (excluding bad debts, pension and other post employment benefit costs) were 3% lower. The period on period movement in exchange rates had a £3m negative impact on operating profit.
In the UK our revenues are entirely decoupled from volumes. In the US, where our revenues are partially decoupled from volumes, gas distribution volumes increased by 0.8% on a weather-normalised basis driven by higher demand and higher conversions from oil to gas, which contributed to the addition of 17,400 new customers. This had limited impact on the results for the half year as this is the off-peak period for gas consumption.
During the period, together with our Gas Distribution alliance partnerships in the UK, we have replaced around 1,000km of gas main, resulting in total replacement expenditure (repex) of £247m. In the US, we have replaced around 200km of main and we are on track to deliver this year around 2,100km and 290km in the UK and US respectively. Overall, our investment in network infrastructure projects in the UK and US resulted in total capital expenditure (including repex) of £542m this period.
UK Gas Distribution quarterly customer satisfaction scores improved on average by 2% compared to the prior year.
We have a number of initiatives in place to drive further improvement in customer satisfaction and efficiency. Amongst these is the first release of the UK Gas Distribution Front Office which went live on 4 October 2010. This programme has been in progress since January 2009 and will replace the key systems and processes which support the Gas Distribution business in the UK.

National Grid
2010/11 Half Year Financial Information

Preparation for the UK Gas Distribution Price Control Review, now renamed “RIIO-GD1”, is underway. Customer consultations have begun and further detail on the regulatory strategy for the review is expected in December, with initial proposals in 2012. Together with the Transmission Price Control Review, these are the first price controls for which the principles of the RIIO framework will be implemented. We are fully engaged in working with Ofgem and our stakeholders to make these a success, delivering the outputs that customers require and allowing our business to earn attractive returns for delivering in innovative ways.
In the US, our residential gas customer satisfaction scores have shown an improvement, moving to the 2nd quartile in JD Power’s 2010 study from the 3rd quartile in their 2009 study.
As detailed in the Chief Executive’s review, we continue to make regulatory progress in the US with new rates in our Massachusetts Gas businesses and filings in our Rhode Island Gas business.
On 12 April 2010 we filed for our Niagara Mohawk Gas business seeking an increase in revenues of $13.9m. This filing included cost recovery for property taxes, pensions and OPEBs, and site investigation and remediation. This increase was approved and new rates became effective on 20 May 2010.
On 29 January 2010 we filed for $65m in additional annual revenues for the next five years to recover deferred balances, primarily environmental site investigation and remediation costs, associated with our New York City and Long Island gas companies. The case is progressing and we are expecting a decision with new rates early in 2011.

National Grid
2010/11 Half Year Financial Information

REVIEW OF ELECTRICITY DISTRIBUTION AND GENERATION OPERATIONS

Summary results	Six months ended 30 September
(£m)	2010	2009	% change

Revenue and other operating income*	2,229	1,947	14
Operating costs	(1,763)	(1,673)	5
Depreciation and amortisation	(106)	(105)	-
Operating profit – actual exchange rate	360	169	113
Operating profit – constant currency	360	173	108

Operating profit by principal activities	Six months ended 30 September
(£m, at constant currency)	2010	2009	% change

Electricity distribution	299	112	167
Long Island transmission and distribution services	33	25	32
Long Island generation	28	36	(22)
Operating profit	360	173	108

Capital investment	Six months ended 30 September
(£m, at actual exchange rate)	2010	2009	% change

Electricity distribution	161	148	9
Long Island generation	14	18	(22)
Capital investment	175	166	5

  * Excludes revenue from stranded cost recoveries.
During the period, operating profit from Electricity Distribution and Generation increased by 108% to £360m on a constant currency basis. Net regulated income was up by £66m, £33m of this driven by higher volumes, principally due to hot weather during the summer. Total volumes in our business increased by 6.2%, 1.3% on a weather-normalised basis, on the same period last year. £22m of the increase in net regulated income was due to increased revenues from the outcomes of the Massachusetts and Rhode Island electric rate cases at the start of this calendar year. Timing items were up £129m mainly representing a reversal of £65m of under-recoveries in the first six months of last year and the recovery of a £40m closing under-recovered balance at the end of 2009/10. Bad debt expense reduced by £5m and other expenses increased by £13m, mainly due to pensions and healthcare costs. The period on period movement in exchange rates had a £4m positive benefit on operating profit.
All Electricity Distribution and Generation call handling service levels are meeting regulatory targets with the exception of upstate New York, where we are confident we will achieve the required level over the full year. Our customer satisfaction studies continue to remain in compliance with regulatory requirements. In the J.D Power and Associates 2010 Electric Utility and Residential Customer Satisfaction study released on 14 July 2010, National Grid showed an improvement, moving from the 4th quartile in 2009 to 3rd quartile this year.
New York reliability is on track to meet regulatory targets for 2010. Our 2010 reliability for Massachusetts has been adversely affected by a single severe wind storm in February. We have filed a request for the exclusion of this storm from the service quality metrics.
On 29 June, National Grid opened a solar generating facility in Massachusetts after installing over 4,600 solar panels on the roof of our New England Distribution Centre in Whitinsville. The 1MW facility will provide enough electricity to power nearly 200 homes and reduce carbon emissions by 590 tonnes each year.
National Grid’s participation with the Department of Energy (DoE) for the advancement of smart grid technologies continues. National Grid and the DoE share the cost of the programmes in National

National Grid
2010/11 Half Year Financial Information

Grid’s area approximately equally. The total estimated programme cost is $31m, with signed contracts and projects underway for $24m of this. In addition, National Grid is involved in the development of smart grid pilots in Massachusetts and upstate New York.
In October we filed further briefs and reply briefs in the Niagara Mohawk electric rate case with our filing on 25 October being for a revenue increase of $361m. We believe that we have presented a strong case in the best interest of all stakeholders, balancing the needs of consumers for reliable and affordable energy supplies. Late yesterday the recommendation of the administrative law judges was published and we are currently reviewing this document. All parties now have the opportunity to file exception briefs in December and we expect the NYPSC to make its decision on rates for next year in January 2011. On 18 June 2010 we agreed to a one month extension of the Niagara Mohawk electric filing procedural schedule such that new rates will be effective from 1 February 2011. Under the terms of this extension there is a “make whole” provision, subject to Commission approval, that will restore the Company to the same financial position as if new rates had come into effect on 1 January 2011.
Following the change in Rhode Island legislation on 20 May 2010 we were allowed to implement rates commencing April 2011 for the Rhode Island electric business that provide for the recovery of the annual capital investment allowance and full funding of the operating expenses incurred to implement the vegetation management and inspection and maintenance programmes. We filed for decoupling on 18 October and plan to file proposals for the new rate elements by the end of the year.

National Grid
2010/11 Half Year Financial Information

REVIEW OF NON-REGULATED AND OTHER ACTIVITIES

Summary results	Six months ended 30 September
(£m)	2010	2009	% change

Revenue and other operating income	353	382	(8)
Operating costs	(169)	(206)	(18)
Depreciation and amortisation	(83)	(86)	(3)
Operating profit	101	90	12

Operating profit by principal activities	Six months ended 30 September
(£m, at actual exchange rate)	2010	2009	% change

Metering	87	86	1
Grain LNG	28	20	40
Property	12	10	20
Sub-total operating profit	127	116	9
Corporate and other activities	(26)	(26)	-
Operating profit	101	90	12

Capital investment*	Six months ended 30 September
(£m, at actual exchange rate)	2010	2009	% change

Metering	61	64	(5)
Grain LNG	33	60	(45)
Property	2	2	-
Other	36	13	177
Capital investment	132	139	(5)

* Excludes investment in joint ventures.
Operating profit from our non-regulated and other activities increased by 12% to £101m. This was mainly driven by an increase in operating profit from our Grain LNG business due to increased revenues in that business.
Metering operating profit was up £1m at £87m. During the period, capital investment in this business was £61m. On 23 February the Court of Appeal ruled on Ofgem’s decision to fine us for a breach of the UK Competition Act 1998 and further reduced the fine to £15m but also upheld the original decision in part. We have paid the fine and we have been denied leave to appeal to the Supreme Court and this ends the legal process.
Both the new OnStream domestic gas smart meters and single phase electricity smart meters have received the required industry approvals. Trials of our smart meters started in October jointly with Scottish and Southern Electricity.
Our Grain LNG business delivered an operating profit of £28m, up 40%. During the period capital investment in this business decreased by 45% to £33m reflecting the completion of work on the construction of the Phase III capacity expansion. Phase III is currently in the final stage of commissioning and the first commissioning cargo arrived on 29 October. Phase III will add a further LNG tank and a second unloading jetty, increasing the total annual capacity of the terminal to around 15 million tonnes per annum, representing around 20% of total UK gas demand. This investment is underpinned by long-term, take-or-pay contracts.
In July we completed the sale of Fulcrum, our UK non-regulated utility connections business, to Marwyn Capital.
In August, we completed the sale of National Grid Energy Services, the US residential/light commercial heating, ventilation and air conditioning service and installation business.

National Grid
2010/11 Half Year Financial Information

On 31 August we completed the sale of our interest in Honeoye Storage Corporation, an independent gas storage facility in New York to Consolidated Edison Development Inc.
We are exiting from our investment in Blue-NG, a joint venture investing in renewable combined heat and power generation. This decision was taken in August 2010 following our assessment of the prospects of that company against our own investment criteria and regulatory and planning restrictions. An exceptional expense of £58m has been incurred in the half year in relation to this exit.
In addition to the capital expenditure in our Non-Regulated and Other activities, we invested £72m in our joint ventures compared to £53m in the same period last year. Investment in our BritNed joint venture was £41m, compared to £43m in the same period last year, bringing our total investment to £164m.
Investment in our Millennium Pipeline joint venture was £23m in the period compared to £6m in the same period last year.

National Grid
2010/11 Half Year Financial Information

PROVISIONAL FINANCIAL TIMETABLE

1 December 2010	Ordinary shares go ex-dividend

3 December 2010	Record date for 2010/11 interim dividend

8 December 2010	Scrip reference price announced

17 December 2010	Scrip election date for 2010/11 interim dividend

19 January 2011	2010/11 interim dividend paid to qualifying ordinary shareholders

January 2011	Interim management statement

19 May 2011	2010/11 preliminary results

1 June 2011	Ordinary shares go ex-dividend

3 June 2011	Record date for 2010/11 final dividend

8 June 2011	Scrip reference price announced

Mid-June 2011	Annual Report & Accounts published

20 July 2011	Scrip election date for 2010/11 final dividend

25 July 2011	Interim management statement and Annual General Meeting, ICC, Birmingham

17 August 2011	2010/11 final dividend paid to qualifying ordinary shareholders
CONTACTS
National Grid:

Investors
David Rees	+44 (0)20 7004 3170	+44 (0)7901 511322(m)
George Laskaris	+1 718 403 2526	+1 917 375 0989(m)
Andy Mead	+44 (0)20 7004 3166	+44 (0)7752 890787(m)
Michael Smart	+44 (0)20 7004 3214	+44 (0)7767 298988(m)
Iwan Hughes	+44 (0)20 7004 3169	+44 (0)7900 405898(m)

Media
Clive Hawkins	+44 (0)20 7004 3147	+44 (0)7836 357173(m)
Chris Mostyn	+44 (0)20 7004 3149	+44 (0)7774 827710(m)
Debbie Taylor	+44 (0)20 7004 3148	+44 (0)7787 568375(m)

Brunswick
Tom Burns	+44 (0)20 7404 5959
Rebecca Shelley	+44 (0)20 7404 5959

National Grid
2010/11 Half Year Financial Information

An analyst presentation will be held at the London Stock Exchange, 10 Paternoster Square, London EC4M 7LS at 9:15am (UK time) today

Live telephone coverage of the analyst presentation – conference code 8422266
UK dial in number	+44 (0)207138 0844	US dial in number	+1 212 444 0896
Telephone replay of the analyst presentation (available until 17 January 2011)
UK Dial in number	+44 (0) 207 111 1244	Account number	8422266#
US Dial in number	+1 347 366 9565
A live web cast of the presentation will also be available at www.nationalgrid.com
A short video of Steve Holliday talking about these results is available on www.cantos.com
You can view or download copies of our latest Annual Report or the Annual Review from our website at www.nationalgrid.com/corporate/Investor+Relations/ or request a free printed copy by contacting investor.relations@ngrid.com
National Grid images can be found via the following link
http://www.flickr.com/photos/national_grid/sets/
CAUTIONARY STATEMENT
This half year report contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the US Securities Act, and Section 21E of the US Securities Exchange Act of 1934. These statements include information with respect to National Grid’s financial condition, results of operations and businesses, strategy, plans and objectives. Words such as “anticipates”, “expects”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “targets”, “may”, “will”, “continue”, “project” and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of National Grid’s future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid’s ability to control or estimate precisely, such as changes in laws or regulations and decisions by governmental bodies or regulators; breaches of, or changes in, environmental, climate change and health and safety laws or regulations; network failure or interruption, the inability to carry out critical non-network operations and damage to infrastructure; performance against regulatory targets and standards, including delivery of costs and efficiency savings; customers and counterparties failing to perform their obligations; and unseasonable weather affecting energy demands. Other factors that could cause actual results to differ materially from those described in this document include fluctuations in exchange rates, interest rates, commodity price indices and settlement of hedging arrangements; restrictions in National Grid’’s borrowing and debt arrangements; changes to credit ratings of National Grid and its subsidiaries; adverse changes and volatility in the global credit markets; National Grid’’s ability to access capital markets and other sources of credit in a timely manner and on acceptable terms; deflation or inflation; the seasonality of National Grid’’s businesses; the future funding requirements of National Grid’’s pension schemes and other post-retirement benefit schemes, and the regulatory treatment of pension costs; the loss of key personnel or the inability to attract, train or retain qualified personnel; new or revised accounting standards, rules and interpretations, including changes of law and accounting standards that may affect National Grid’’s effective rate of tax; incorrect assumptions or conclusions underpinning business development activity, and any unforeseen significant liabilities or other unanticipated or unintended effects of such activities and the performance of National Grid’s subsidiaries. In addition National Grid’s reputation may be harmed if consumers of energy suffer a disruption to their supply. For a more detailed description of some of these assumptions, risks and uncertainties, together with any other risk factors, please see National Grid’s filings with and submissions to the US Securities and Exchange Commission (and in particular the Risk Factors and Operating and Financial Review sections in its most recent Annual Report on Form 20-F). The effects of these factors are difficult to predict. New factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement.
These forward-looking statements speak only as at the date of this half year report. Except as required by the FSA, the London Stock Exchange, the Part VI Rules or applicable law, National Grid does not have any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, further events or otherwise. Except as required by the FSA, the London Stock Exchange, the Part VI Rules or applicable law, National Grid expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in National Grid’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this half year report might not occur.

National Grid
2010/11 Half Year Financial Information

				Year ended
CONSOLIDATED INCOME STATEMENT				31 March
for the six months ended 30 September		2010	2009	2010
	Notes	£m	£m	£m

Revenue	2a	6,412	6,044	13,988
Other operating income		24	13	19
Operating costs		(4,855)	(4,653)	(10,714)

Operating profit
- Before exceptional items, remeasurements and stranded cost recoveries	2b	1,509	1,149	3,121
- Exceptional items, remeasurements and stranded cost recoveries	3	72	255	172
Total operating profit	2b	1,581	1,404	3,293

Interest income and similar income	4	651	509	1,005
Interest expense and other finance costs
- Before exceptional items and remeasurements		(1,225)	(1,013)	(2,160)
- Exceptional items and remeasurements	3	(39)	40	47
	4	(1,264)	(973)	(2,113)

Share of post-tax results of joint ventures and associates		3	4	8

Profit before taxation
- Before exceptional items, remeasurements and stranded cost recoveries		938	649	1,974
- Exceptional items, remeasurements and stranded cost recoveries	3	33	295	219
Total profit before taxation		971	944	2,193
Taxation
- Before exceptional items, remeasurements and stranded cost recoveries	5	(279)	(93)	(553)
- Exceptional items, remeasurements and stranded cost recoveries	3	71	(153)	(251)
Total taxation		(208)	(246)	(804)

Profit after taxation
- Before exceptional items, remeasurements and stranded cost recoveries		659	556	1,421
- Exceptional items, remeasurements and stranded cost recoveries	3	104	142	(32)

Profit for the period		763	698	1,389

Attributable to:
- Equity shareholders of the parent		760	696	1,386
- Non-controlling interests		3	2	3

		763	698	1,389

Earnings per share*
- Basic	6a	23.5p	24.4p	48.6p
- Diluted	6b	23.3p	24.3p	48.4p

Dividends per ordinary share: paid during the period	8	24.84p	23.00p	36.65p
Dividends per ordinary share: for the period	8	12.90p	13.65p	38.49p

* Comparative EPS data have been restated to reflect the impact of the bonus element of the rights issue and as a result of the additional shares issued as scrip dividends.

National Grid
2010/11 Half Year Financial Information

CONSOLIDATED STATEMENT OF COMPREHENSIVE			Year ended
INCOME			31 March
for the six months ended 30 September	2010	2009	2010
	£m	£m	£m

Profit for the period	763	698	1,389

Other comprehensive income:
Exchange adjustments	(56)	(79)	33
Actuarial net loss	(1,178)	(1,424)	(731)
Deferred tax on actuarial net losses	404	455	175
Net gains/(losses) in respect of cash flow hedges	9	(3)	(45)
Transferred to profit or loss on cash flow hedges	(9)	(5)	3
Deferred tax on cash flow hedges	(2)	1	9
Net gains on available-for-sale investments	6	33	54
Transferred to profit or loss on sale of available-for-sale investments	(2)	-	(6)
Deferred tax on available-for-sale investments	-	(5)	(5)
Share of post-tax other comprehensive (losses)/income of joint ventures and associates	(4)	-	5

Other comprehensive loss for the period	(832)	(1,027)	(508)

Total comprehensive (loss)/income for the period	(69)	(329)	881

Total comprehensive (loss)/income attributable to:
- Equity shareholders of the parent	(72)	(330)	879
- Non-controlling interests	3	1	2

	(69)	(329)	881

National Grid
2010/11 Half Year Financial Information

CONSOLIDATED BALANCE SHEET				At 31 March
at 30 September		2010	2009	2010
	Notes	£m	£m	£m

Non-current assets
Goodwill		4,931	4,843	5,102
Other intangible assets		444	355	389
Property, plant and equipment		31,333	29,197	30,855
Deferred tax assets		-	219	-
Other non-current assets		137	139	162
Financial and other investments		506	425	486
Derivative financial assets	10	1,903	1,867	1,494

Total non-current assets		39,254	37,045	38,488

Current assets
Inventories and current intangible assets		579	647	407
Trade and other receivables		1,715	1,702	2,293
Financial and other investments	10	2,931	1,669	1,397
Derivative financial assets	10	459	432	248
Cash and cash equivalents	10	419	359	720

Total current assets		6,103	4,809	5,065

Total assets		45,357	41,854	43,553

Current liabilities
Borrowings	10	(2,835)	(2,626)	(2,806)
Derivative financial liabilities	10	(250)	(183)	(212)
Trade and other payables		(2,424)	(2,302)	(2,847)
Current tax liabilities		(427)	(274)	(391)
Provisions		(271)	(263)	(303)

Total current liabilities		(6,207)	(5,648)	(6,559)

Non-current liabilities
Borrowings	10	(21,010)	(22,883)	(22,318)
Derivative financial liabilities	10	(863)	(615)	(662)
Other non-current liabilities		(1,995)	(1,936)	(1,974)
Deferred tax liabilities		(2,957)	(2,514)	(3,324)
Pensions and other post-retirement benefit obligations		(3,984)	(3,652)	(3,098)
Provisions		(1,435)	(1,349)	(1,407)

Total non-current liabilities		(32,244)	(32,949)	(32,783)

Total liabilities		(38,451)	(38,597)	(39,342)

Net assets		6,906	3,257	4,211

Equity
Called up share capital		414	297	298
Share premium account		1,363	1,368	1,366
Retained earnings		6,858	6,467	7,316
Other equity reserves		(1,738)	(4,887)	(4,781)

Shareholders’ equity		6,897	3,245	4,199
Non-controlling interests		9	12	12

Total equity		6,906	3,257	4,211

National Grid
2010/11 Half Year Financial Information

					Total
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY	Called-up	Share		Other	share-	Non-
	share	premium	Retained	equity	holders’	controlling	Total
	capital	account	earnings	reserves	equity	interests	equity
	£m	£m	£m	£m	£m	£m	£m

Changes in equity for the period:

At 1 April 2010	298	1,366	7,316	(4,781)	4,199	12	4,211
Total comprehensive (loss)/income for the period	-	-	(14)	(58)	(72)	3	(69)
Equity dividends	-	-	(613)	-	(613)	-	(613)
Rights issue	113	-	-	3,101	3,214	-	3,214
Scrip dividend related share issue	3	(3)	141	-	141	-	141
Other movements in non-controlling interests	-	-	-	-	-	(6)	(6)
Share-based payment	-	-	11	-	11	-	11
Issue of treasury shares	-	-	16	-	16	-	16
Tax on share-based payment	-	-	1	-	1	-	1

At 30 September 2010	414	1,363	6,858	(1,738)	6,897	9	6,906

					Total
	Called-up	Share		Other	share-	Non-
	share	premium	Retained	equity	holders’	controlling	Total
	capital	account	earnings	reserves	equity	interests	equity
	£m	£m	£m	£m	£m	£m	£m

Changes in equity for the period:

At 1 April 2009	294	1,371	7,135	(4,830)	3,970	14	3,984
Total comprehensive (loss)/income for the period	-	-	(273)	(57)	(330)	1	(329)
Equity dividends	-	-	(557)	-	(557)	-	(557)
Scrip dividend related share issue	3	(3)	137	-	137	-	137
Other movements in non-controlling interests	-	-	-	-	-	(3)	(3)
Share-based payment	-	-	10	-	10	-	10
Issue of treasury shares	-	-	13	-	13	-	13
Tax on share-based payment	-	-	2	-	2	-	2

At 30 September 2009	297	1,368	6,467	(4,887)	3,245	12	3,257

					Total
	Called-up	Share		Other	share-	Non-
	share	premium	Retained	equity	holders’	controlling	Total
	capital	account	earnings	reserves	equity	interests	equity
	£m	£m	£m	£m	£m	£m	£m

Changes in equity for the year:

At 1 April 2009	294	1,371	7,135	(4,830)	3,970	14	3,984
Total comprehensive income for the year	-	-	830	49	879	2	881
Equity dividends	-	-	(893)	-	(893)	-	(893)
Scrip dividend related share issue	4	(5)	205	-	204	-	204
Other movements in non-controlling interests	-	-	-	-	-	(4)	(4)
Share-based payment	-	-	25	-	25	-	25
Issue of treasury shares	-	-	18	-	18	-	18
Purchase of treasury shares	-	-	(7)	-	(7)	-	(7)
Tax on share-based payment	-	-	3	-	3	-	3

At 31 March 2010	298	1,366	7,316	(4,781)	4,199	12	4,211

National Grid
2010/11 Half Year Financial Information

			Year ended
CONSOLIDATED CASH FLOW STATEMENT			31 March
for the six months ended 30 September	2010	2009	2010
	£m	£m	£m

Cash flows from operating activities
Total operating profit	1,581	1,404	3,293
Adjustments for:
Exceptional items, remeasurements and stranded cost recoveries	(72)	(255)	(172)
Depreciation and amortisation	619	585	1,188
Share-based payment charge	11	10	25
Changes in working capital	46	329	431
Changes in provisions	(85)	(57)	(98)
Changes in pensions and other post-retirement benefit obligations	(167)	(409)	(521)
Cash flows relating to exceptional items	(43)	(72)	(135)
Cash flows relating to stranded cost recoveries	166	194	361

Cash generated from operations	2,056	1,729	4,372
Tax paid	(116)	(131)	144

Net cash inflow from operating activities	1,940	1,598	4,516

Cash flows from investing activities
Acquisition of investments	(72)	(53)	(86)
Disposal of subsidiaries	21	-	6
Purchases of intangible assets	(77)	(35)	(104)
Purchases of property, plant and equipment	(1,467)	(1,426)	(3,007)
Disposals of property, plant and equipment	10	9	15
Interest received	12	12	21
Dividends received from joint ventures	3	17	18
Net movements in financial investments	(1,541)	507	805

Net cash flow used in investing activities	(3,111)	(969)	(2,332)

Cash flows from financing activities
Proceeds of rights issue	3,218	-	-
Proceeds from issue of treasury shares	16	13	18
Net decrease in borrowings and related derivatives	(1,330)	(112)	(499)
Interest paid	(491)	(480)	(1,003)
Exceptional finance costs on the redemption of debt	(57)	-	(33)
Dividends paid to shareholders	(472)	(420)	(688)
Repurchase of share capital and purchase of treasury shares	-	-	(7)

Net cash flow from/ (used in) financing activities	884	(999)	(2,212)

Net decrease in cash and cash equivalents	(287)	(370)	(28)
Exchange movements	(3)	(7)	(1)
Net cash and cash equivalents at start of period	691	720	720

Net cash and cash equivalents at end of period (i)	401	343	691

i)  Net of bank overdrafts of £18m (30 September 2009: £16m; 31 March 2010: £29m).

National Grid
2010/11 Half Year Financial Information

NOTES TO THE 2010/11 HALF YEAR FINANCIAL INFORMATION
1. Basis of preparation and new accounting standards, interpretations and amendments
The half year financial information covers the six month period ended 30 September 2010 and has been prepared under International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and IFRS as adopted by the European Union, in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’ and the Disclosure and Transparency Rules of the Financial Services Authority. The half year financial information is unaudited but has been reviewed by the auditors and their report is attached to this document.
The following standards, interpretations and amendments, issued by the IASB and by the International Financial Reporting Interpretations Committee (IFRIC), are effective for the year ending 31 March 2011. None of these had any impact on consolidated results or assets and liabilities.
•	IFRS 3 on business combinations

•	IAS 27 on consolidated and separate financial statements

•	Amendment to IAS 39 on eligible hedged items

•	IFRS 1 on first-time adoption of IFRS

•	IFRIC 17 on distributions of non-cash assets to owners

•	Improvements to IFRS 2009

•	Amendment to IFRS 2 on group cash-settled share-based payments

•	Amendment to IFRS 1 on additional exemptions for first-time adopters of IFRS

•	Amendment to IAS 32 on the classification of rights issues
The half year financial information does not constitute statutory accounts as defined in Section 434 of the Companies Act 2006. It should be read in conjunction with the statutory accounts for the year ended 31 March 2010, which were prepared in accordance with IFRS as issued by the IASB and as adopted by the European Union, and have been filed with the Registrar of Companies. The auditors’ report on these statutory accounts was unqualified and did not contain a statement under Section 498 of the Companies Act 2006.
The half year financial information has been prepared in accordance with the accounting policies expected to be applicable for the year ending 31 March 2011 and consistent with those applied in the preparation of our accounts for the year ended 31 March 2010, except for any impact of new standards, interpretations and amendments noted above.
Date of approval
This announcement was approved by the Board of Directors on 17 November 2010.

National Grid
2010/11 Half Year Financial Information

2. Segmental analysis
The Board of Directors is National Grid’s chief operating decision making body (as defined by IFRS 8). The segmental analysis is based on the information the Board of Directors uses internally for the purposes of evaluating the performance of operating segments and determining resource allocation between segments. The performance of operating segments is assessed principally on the basis of operating profit before exceptional items, remeasurements and stranded cost recoveries. The following table describes the main activities for each operating segment:

Transmission UK	High voltage electricity transmission networks, the gas transmission network in Great Britain, UK liquefied natural gas (LNG) storage activities and the French electricity interconnector.
Transmission US	High voltage electricity transmission networks in New York and New England.
Gas Distribution UK	Four of the eight regional networks of Great Britain’s gas distribution system.
Gas Distribution US	Gas distribution in New York and New England.
Electricity Distribution and Generation US	Electricity distribution and generation in New York and New England.

Other activities primarily relate to non-regulated businesses and other commercial operations not included within the above segments, including: UK-based gas and electricity metering activities; UK property management; a UK LNG import terminal; other LNG operations; US unregulated transmission pipelines; US gas fields; together with corporate activities.
Sales between operating segments are priced having regard to the regulatory and legal requirements to which the businesses are subject.
The Gas Distribution US segment experiences significant seasonal fluctuations owing to weather conditions and peak delivery volumes occurring in the second half of the fiscal year. In the UK the pricing methodology for gas distribution has a higher capacity delivery component and a lower volume component and so is not subject to such significant seasonal fluctuations.
a)   Revenue

			Year ended
			31 March
Six months ended 30 September	2010	2009	2010
	£m	£m	£m

Operating segments – continuing operations
Transmission UK	1,679	1,609	3,460
Transmission US	218	208	405
Gas Distribution UK	770	768	1,517
Gas Distribution US	1,080	999	3,708
Electricity Distribution and Generation US	2,405	2,175	4,339
Other activities	340	378	738
Sales between operating segments	(80)	(93)	(179)

Revenue	6,412	6,044	13,988

Total excluding stranded cost recoveries	6,236	5,816	13,612
Stranded cost recoveries	176	228	376

Revenue	6,412	6,044	13,988

Geographical areas
UK	2,710	2,695	5,524
US	3,702	3,349	8,464

Revenue	6,412	6,044	13,988

National Grid
2010/11 Half Year Financial Information

2.  Segmental analysis (continued)
b)    Operating profit

	Before exceptional items,
	remeasurements and stranded cost			After exceptional items, remeasurements
	recoveries			and stranded cost recoveries
			Year ended			Year ended
			31 March			31 March
Six months ended 30 September	2010	2009	2010	2010	2009	2010
	£m	£m	£m	£m	£m	£m

Operating segments
Transmission UK	645	549	1,311	592	544	1,252
Transmission US	79	88	153	78	86	151
Gas Distribution UK	383	385	723	389	378	682
Gas Distribution US	(59)	(132)	414	(51)	(47)	448
Electricity Distribution and Generation US	360	169	374	512	356	701
Other activities	101	90	146	61	87	59

	1,509	1,149	3,121	1,581	1,404	3,293

Geographical areas
UK	1,127	1,022	2,180	1,016	1,010	2,007
US	382	127	941	565	394	1,286

	1,509	1,149	3,121	1,581	1,404	3,293

Reconciliation to profit before tax:
Operating profit	1,509	1,149	3,121	1,581	1,404	3,293
Interest income and similar income	651	509	1,005	651	509	1,005
Interest expense and other finance costs	(1,225)	(1,013)	(2,160)	(1,264)	(973)	(2,113)
Share of post-tax results of joint ventures and associates	3	4	8	3	4	8

Profit before tax – continuing operations	938	649	1,974	971	944	2,193

National Grid
2010/11 Half Year Financial Information

3. Exceptional items, remeasurements and stranded cost recoveries
Exceptional items, remeasurements and stranded cost recoveries are items of income and expenditure that, in the judgement of management, should be disclosed separately on the basis that they are material, either by their nature or their size, to an understanding of our financial performance and significantly distort the comparability of financial performance between periods. Items of income or expense that are considered by management for designation as exceptional items include such items as significant restructurings, write-downs or impairments of non-current assets, significant changes in environmental or decommissioning provisions, integration of acquired businesses, restructuring costs and gains or losses on disposals of businesses or investments.
Remeasurements comprise gains or losses recorded in the income statement arising from changes in the fair value of commodity contracts and of derivative financial instruments to the extent that hedge accounting is not achieved or is not effective.
Stranded cost recoveries represent the recovery of historical generation related costs in the US related to generation assets that we no longer own. Such costs can be recovered from customers as permitted by regulatory agreements.

			Year ended
			31 March
Six months ended 30 September	2010	2009	2010
	£m	£m	£m

Exceptional items – restructuring credit/(costs) (i)	7	(48)	(149)
Exceptional items – environmental related provisions (ii)	(75)	(7)	(63)
Exceptional items – net gain on disposal of subsidiaries and associate (iii)	19	-	11
Exceptional items – joint venture impairment and exit costs (iv)	(58)	-	-
Exceptional items – other (v)	(3)	(3)	(67)
Remeasurements – commodity contracts (vi)	10	113	71
Stranded cost recoveries (vii)	172	200	369
Total exceptional items, remeasurements and stranded cost recoveries included within operating profit	72	255	172

Exceptional items – debt redemption costs (viii)	(57)	-	(33)
Remeasurements – commodity contracts (vi)	-	(1)	(1)
Remeasurements – net gains on derivative financial instruments (ix)	18	41	81
Total exceptional items and remeasurements included within finance costs	(39)	40	47

Total exceptional items, remeasurements and stranded cost recoveries before taxation	33	295	219

Exceptional tax item – deferred tax credit arising on the reduction in the UK tax rate (xi)	115	-	-
Exceptional tax item – other (x)	-	-	(41)
Tax on exceptional items – restructuring credit/(costs) (i)	(1)	17	45
Tax on exceptional items – environmental related provisions (ii)	22	3	8
Tax on exceptional items – net gain on disposal of subsidiaries and associate (iii)	(10)	-	(2)
Tax on exceptional items – other (v)	1	1	19
Tax on exceptional items – debt redemption costs (viii)	16	-	2
Tax on remeasurements – commodity contracts (vi)	(4)	(45)	(28)
Tax on remeasurements – derivative financial instruments (ix)	1	(49)	(106)
Tax on stranded cost recoveries (vii)	(69)	(80)	(148)

Tax on exceptional items, remeasurements and stranded cost recoveries	71	(153)	(251)

Total exceptional items, remeasurements and stranded cost recoveries	104	142	(32)

Total exceptional items after taxation	(24)	(37)	(270)
Total commodity contract remeasurements after taxation	6	67	42
Total derivative financial instrument remeasurements after taxation	19	(8)	(25)
Total stranded cost recoveries after taxation	103	120	221

Total exceptional items, remeasurements and stranded cost recoveries after taxation	104	142	(32)

National Grid
2010/11 Half Year Financial Information

3. Exceptional items, remeasurements and stranded cost recoveries (continued)
i)	The restructuring credit includes charges related to the integration of KeySpan of £6m (2009: £22m; year ended 31 March 2010: £30m), transformation related initiatives of £19m (2009: £26m; year ended 31 March 2010: £56m), and costs associated with the outsourcing of elements of our UK shared services organisation of £7m (2009: £nil; year ended 31 March 2010: £22m) offset by a £39m release of restructuring provisions recognised in prior years. For the year ended 31 March 2010 there was an additional charge for the further restructuring of our liquefied natural gas (LNG) storage facilities of £41m.

ii)	Environmental charges include £6m (2009: £7m; year ended 31 March 2010: £21m) and £69m (2009: £nil; year ended 31 March 2010: £42m) related to specific exposures in the US and UK respectively. Costs incurred with respect to the US environmental provisions are substantially recoverable from customers.

iii)	During the period there was a gain of £16m on the sale of the wholly owned US subsidiaries, National Grid Energy Services (New England) LLC and KeySpan Energy Solutions LLC and a loss of £6m on the sale of the wholly owned UK subsidiary Fulcrum Group Holdings Limited. In addition there was a gain of £9m on the sale of our 52.14% investment in Honeoye Storage Corp. During the year ended 31 March 2010, there was a gain of £5m on the sale of a 30.29% investment in the associate Steuben Gas Storage Company and the release of various unutilised provisions amounting to £6m originally recorded on the sale of Advantica in 2008.

iv)	The joint venture impairment and exit costs relate to our investment in Blue NG, a joint venture investing in renewable combined heat and power generation. A decision to exit this joint venture was taken in August 2010 following our assessment of the prospects of that company against our own investment criteria. The charge of £58m comprises an impairment of the carrying value of the investment together with a provision for committed funding and associated exit costs.

v)	Other costs relate to amortisation charges on acquisition-related intangibles of £3m (2009: £3m; year ended 31 March 2010: £6m). In addition for the year ended 31 March 2010, other exceptional items also included an impairment charge of £11m in relation to acquisition-related intangibles; a charge of £9m relating to US healthcare costs arising from recent legislative changes; and £41m related to a fine of £15m levied upon us by the Gas and Electricity Markets Authority (GEMA) together with associated costs, and provisions against receivables and other balance sheet items.

vi)	Remeasurements – commodity contracts represent mark-to-market movements on certain physical and financial commodity contract obligations in the US. These contracts primarily relate to the forward purchase of energy for supply to customers, or to the economic hedging thereof, that are required to be measured at fair value and that do not qualify for hedge accounting. Under the existing rate plans in the US, commodity costs are recoverable from customers although the timing of recovery may differ from the pattern of costs incurred. These movements are comprised of those impacting operating profit which are based on the changes in the market price of the underlying commodity and those impacting finance costs as a result of the time value of money.

vii)	Stranded cost recoveries include the recovery of some of our historical investments in generating plants that were divested as part of the restructuring and wholesale power deregulation process in New England and New York during the 1990s. Stranded cost recoveries on a pre-tax basis consist of revenue of £176m (2009: £228m; year ended 31 March 2010: £376m) and operating costs of £4m (2009: £28m; year ended 31 March 2010: £7m).

viii)	Debt redemption costs represent costs arising from our debt repurchase programme, undertaken to efficiently manage our cash resources following the rights issue. Debt redemption costs in the year ended 31 March 2010 represented costs relating to the early redemption of a significant loan.

ix)	Remeasurements – net gains/(losses) on derivative financial instruments comprise gains/(losses) arising on derivative financial instruments reported in the income statement. These exclude gains and losses for which hedge accounting has been effective, which have been recognised directly in other comprehensive income or which are offset by adjustments to the carrying value of debt. The tax charge on remeasurements includes a £nil (2009: £45m; year end 31 March 2010: £78m) charge in respect of prior years.

x)	The exceptional tax charge of £41m for the year ended 31 March 2010 arose due to a change in US tax legislation under the Patient Protection and Affordable Care Act.

xi)	The exceptional tax credit arises from a reduction in the UK corporation tax rate from 28% to 27% included in the Finance (No 2) Act 2010. This results in a reduction in deferred tax liabilities.

National Grid
2010/11 Half Year Financial Information

4. Finance income and costs

			Year ended
			31 March
Six months ended 30 September	2010	2009	2010
	£m	£m	£m

Interest income on financial instruments	13	12	24
Expected return on pension and other post-retirement benefit plan assets	638	497	981

Interest income and similar income	651	509	1,005

Interest expense on financial instruments	(604)	(421)	(996)
Interest on pension and other post-retirement benefit plan liabilities	(626)	(603)	(1,193)
Unwinding of discounts on provisions	(56)	(39)	(70)
Less: interest capitalised	61	50	99

Interest expense and other finance costs before exceptional items and remeasurements	(1,225)	(1,013)	(2,160)

Exceptional debt redemption costs	(57)	—	(33)
Net gains on derivative financial instruments and commodity contracts included in remeasurements	18	40	80

Exceptional items and remeasurements	(39)	40	47

Interest expense and other finance costs	(1,264)	(973)	(2,113)

Net finance costs	(613)	(464)	(1,108)

Comprising:
Interest income and similar income	651	509	1,005
Interest expense and other finance costs:
Before exceptional items and remeasurements	(1,225)	(1,013)	(2,160)
Exceptional items and remeasurements (note 3)	(39)	40	47

After exceptional items and remeasurements	(1,264)	(973)	(2,113)

	(613)	(464)	(1,108)

5. Taxation
The tax charge for the period, excluding tax on exceptional items, remeasurements and stranded cost recoveries is £279m (six months ended 30 September 2009: £93m; year ended 31 March 2010: £553m). The effective tax rate of 29.7% (six months ended 30 September 2009: 14.3%) for the period is based on the best estimate of the weighted average annual income tax rate by jurisdiction expected for the full year. The half year effective tax rates reflect the varied seasonality of earnings in the US as well as other discrete items. For the full year we expect the group effective tax rate to be in line with the half year rate. The effective tax rate for the year ended 31 March 2010 was 28.0%.

National Grid
2010/11 Half Year Financial Information

6. Earnings per share
a) Basic earnings per share

					Year ended	Year ended
					31 March	31 March
Six months ended 30 September	2010	2010	2009	2009	2010	2010
		Earnings		Earnings		Earnings
	Earnings	per share	Earnings	per share	Earnings	per share
	£m	pence	£m	pence*	£m	pence*

Adjusted basic	656	20.3	554	19.4	1,418	49.7
Exceptional items after taxation	(24)	(0.7)	(37)	(1.3)	(270)	(9.5)
Commodity contract remeasurements after taxation	6	0.2	67	2.4	42	1.5
Derivative remeasurements after taxation	19	0.6	(8)	(0.3)	(25)	(0.9)
Stranded cost recoveries after taxation	103	3.1	120	4.2	221	7.8

Basic	760	23.5	696	24.4	1,386	48.6

		millions		millions*		millions*

Weighted average number of shares – basic		3,238		2,850		2,852

b) Diluted earnings per share

					Year ended	Year ended
					31 March	31 March
Six months ended 30 September	2010	2010	2009	2009	2010	2010
		Earnings		Earnings		Earnings
	Earnings	per share	Earnings	per share	Earnings	per share
	£m	pence	£m	pence*	£m	pence*

Adjusted diluted	656	20.1	554	19.3	1,418	49.5
Exceptional items after taxation	(24)	(0.7)	(37)	(1.3)	(270)	(9.4)
Commodity contract remeasurements after taxation	6	0.2	67	2.4	42	1.5
Derivative remeasurements after taxation	19	0.6	(8)	(0.3)	(25)	(0.9)
Stranded cost recoveries after taxation	103	3.1	120	4.2	221	7.7

Diluted	760	23.3	696	24.3	1,386	48.4

		millions		millions*		millions*

Weighted average number of shares – diluted		3,257		2,865		2,865

* Comparative EPS data have been restated to reflect the impact of the bonus element of the rights issue and as a result of the additional shares issued as scrip dividends.
7. Rights issue
On 14 June 2010, the Company raised £3.2 billion (net of expenses of £105 million) through a rights issue of 990 million new ordinary shares at 335 pence each on the basis of 2 new ordinary shares for every 5 existing ordinary shares. The issue price represented a discount of 44% to the closing ex-div share price on 19 May 2010, the announcement date of the rights issue. The structure of the rights issue gave rise to a merger reserve, representing the net proceeds of the rights issue less the nominal value of the new shares issued.
The discount element inherent in the rights issue is treated as a bonus issue of 353 million shares. Earnings per share data has been restated for all comparative periods presented, by adjusting the weighted average number of shares to include these bonus shares. For comparability, dividends per share are also presented after taking account of the bonus element of the rights issue, in note 8.

National Grid
2010/11 Half Year Financial Information

8. Dividends
The following table shows the dividends paid to equity shareholders. Dividend per share data is presented on a historical basis:

							Year	Year	Year
							ended	ended	ended
							31 March	31 March	31 March
Six months ended 30 September	2010	2010	2010	2009	2009	2009	2010	2010	2010

			Settled			Settled			Settled
	pence	Total	via scrip	pence	Total	via scrip	pence	Total	via scrip
	per share	£m	£m	per share	£m	£m	per share	£m	£m

Ordinary dividends
Final - year ended 2010	24.84	613	141	-	-	-	-	-	-
Interim - year ended 2010	-	-	-	-	-	-	13.65	336	68
Final - year ended 2009	-	-	-	23.00	557	137	23.00	557	137

Actual	24.84	613	141	23.00	557	137	36.65	893	205

The table below presents rebased dividends per share after taking account of the impact of the rights issue:

							Year	Year	Year
							ended	ended	ended
							31 March	31 March	31 March
Six months ended 30 September	2010	2010	2010	2009	2009	2009	2010	2010	2010
	pence	Impact	pence	pence	Impact	pence	pence	Impact	pence
	per share	of rights	per share	per share	of rights	per share	per share	of rights	per share
	(actual)	issue	(rebased)	(actual)	issue	(rebased)	(actual)	issue	(rebased)

Ordinary dividends - restated
Final - year ended 2010	24.84	(3.10)	21.74	-	-	-	-	-	-
Interim - year ended 2010	-	-	-	-	-	-	13.65	(1.71)	11.94
Final - year ended 2009	-	-	-	23.00	(2.87)	20.13	23.00	(2.87)	20.13

Restated	24.84	(3.10)	21.74	23.00	(2.87)	20.13	36.65	(4.58)	32.07

The Directors are proposing an interim dividend of 12.90p per share that would absorb approximately £451m of shareholders’ equity to be paid in respect of the year ending 31 March 2011. A scrip dividend will again be offered as an alternative.
9. Reconciliation of net cash flow to movement in net debt

			Year ended
			31 March
Six months ended 30 September	2010	2009	2010
	£m	£m	£m

Net decrease in cash and cash equivalents	(287)	(370)	(28)
Increase/ (decrease) in financial investments	1,541	(507)	(805)
Net decrease in borrowings and related derivatives (i)	1,330	112	499
Net interest paid on the components of net debt	525	468	999

Decrease/ (increase) in net debt resulting from cash flows	3,109	(297)	665
Changes in fair value of financial assets and liabilities and exchange movements	416	1,404	865
Net interest charge on the components of net debt	(632)	(414)	(996)

Movement in net debt (net of related derivative financial instruments) in the period	2,893	693	534
Net debt (net of related derivative financial instruments) at start of period	(22,139)	(22,673)	(22,673)

Net debt (net of related derivative financial instruments) at end of period	(19,246)	(21,980)	(22,139)

i) The decrease in borrowings and related derivatives for the six months ended 30 September 2010 comprises proceeds received from loans issued of £0.4bn less payments to repay loans of £1.5bn and movement in short-term borrowings and derivative settlements of £0.2bn.

National Grid
2010/11 Half Year Financial Information

10. Net debt

			31 March
At 30 September	2010	2009	2010
	£m	£m	£m

Cash and cash equivalents	419	359	720
Bank overdrafts	(18)	(16)	(29)

Net cash and cash equivalents	401	343	691
Financial investments	2,931	1,669	1,397
Borrowings (excluding bank overdrafts)	(23,827)	(25,493)	(25,095)

	(20,495)	(23,481)	(23,007)

Net debt related derivative financial assets	2,362	2,299	1,742
Net debt related derivative financial liabilities	(1,113)	(798)	(874)

Net debt (net of related derivative financial instruments)	(19,246)	(21,980)	(22,139)

11. Commitments and contingencies

				31 March
At 30 September	2010	2009		2010
	£m	£m		£m

Future capital expenditure contracted for but not provided	1,472	1,698		1,738
Commitments under non-cancellable operating leases	822	956	*	926
Energy purchase commitments (i)	3,850	3,856	*	3,948	*
Guarantees	1,115	1,196		1,189

*Comparatives have been restated to present items on a basis consistent with the current period classification.
i)	Commodity contracts that do not meet the normal purchase, sale or usage criteria and hence are accounted for as derivative contracts are recorded at fair value and incorporated in other non-current assets, trade and other receivables, trade and other payables and other non-current liabilities. At 30 September 2010 these amounted to £270m (2009: £196m; 31 March 2010: £222m).
Save as disclosed below, there have been no significant changes in relation to other commitments, contingencies and guarantees, nor in relation to litigation and claims, from the position reported on page 152 of our Annual Report and Accounts 2009/10.
In respect of the Gas and Electricity Markets Authority action against us under the UK Competition Act 1998, we received notification on 28 July 2010 that our application for leave to appeal to the Supreme Court had been refused.
On 16 July 2010, a second putative class action seeking compensatory damages of not less than $118 million (trebled, plus interest, costs and attorneys’ fees) was commenced against KeySpan and Morgan Stanley in the United States District Court for the Southern District of New York. All claims are based on core allegations that the financial swap transaction between KeySpan and Morgan Stanley dated 18 January 2006, caused customers of Consolidated Edison, Inc. to overpay between May 2006 and February 2008. National Grid’s management believes that the complaint and its allegations are without merit.
12. Exchange rates
The consolidated results are affected by the exchange rates used to translate the results of its US operations and US dollar transactions. The US dollar to pound sterling exchange rates used were:

			Year ended
			31 March
30 September	2010	2009	2010

Closing rate applied at period end	1.57	1.60	1.52
Average rate applied for the period	1.52	1.55	1.58

National Grid
2010/11 Half Year Financial Information

13. Related party transactions
There were no significant changes in the nature and size of related party transactions for the period to those disclosed in the financial statements for the year ended 31 March 2010, other than as detailed below.
Following a decision in August 2010 to cease investing in Blue-NG Limited (a joint venture) an impairment was made against the carrying value of the investment, including loans made to the entity and related interest due from Blue-NG. For further details see note 3.
14. Principal risks and uncertainties
The principal risks and uncertainties which could affect National Grid for the remaining six months of the financial year are disclosed in the Annual Report and Accounts 2009/10 (‘Annual Report’). A list of the significant risks is provided on pages 26 and 27 of the Annual Report, and the risks are then disclosed in more detail on pages 93 to 95, and pages 157 to 164. Our overall risk management process is designed to identify, manage, and mitigate our business risks, including financial risks. Our assessment of the principal risks and uncertainties and our risk management processes have not changed since the year end.

National Grid
2010/11 Half Year Financial Information

Statement of Directors’ Responsibilities
The half year financial information is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the half year report in accordance with the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority.
The Directors confirm that the financial information has been prepared in accordance with IAS 34 as adopted by the European Union, and that the half year report herein includes a fair review of the information required by DTR 4.2.7 and DTR 4.2.8.
The Directors of National Grid plc are as listed in the National Grid plc Annual Report for the year ended 31 March 2010, with the exception of Andrew Bonfield, who was appointed as an executive director on 1 November 2010.
By order of the Board

Steve Holliday	Steve Lucas
17 November 2010	17 November 2010

Chief Executive Officer	Finance Director

National Grid
2010/11 Half Year Financial Information

Independent review report to National Grid plc
Introduction
We have been engaged by the Company to review the condensed set of financial statements in the half year financial information for the six months ended 30 September 2010, which comprises the consolidated income statement, statement of comprehensive income, balance sheet, statement of changes in equity, cash flow statement and related notes. We have read the other information contained in the half year financial information and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.
Directors’ responsibilities
The half year financial information is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half year financial information in accordance with the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority.
As disclosed in note 1, the annual financial statements of the group are prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union. The condensed set of financial statements included in this half year financial information has been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’, as adopted by the European Union.
Our responsibility
Our responsibility is to express to the Company a conclusion on the condensed set of financial statements in the half year financial information based on our review. This report, including the conclusion, has been prepared for and only for the Company for the purpose of the Disclosure and Transparency Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.
Scope of review
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.
Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half year financial information for the six months ended 30 September 2010 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority.
PricewaterhouseCoopers LLP
Chartered Accountants
London
17 November 2010